Exhibit 12.1

Alexion Pharmaceuticals, Inc

Computation of Ratio of Earnings to Fixed Charges

						Six Months Ended January 31,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
(Loss) before income taxes	($20,227)	($57,043)	($57,242)	($85,479)	($74,786)	($38,892)	($43,808)
Adjustments: Cumulative adjustment of SAB 101		(9,118)

Adjusted (loss) before income taxes	(20,227)	(47,925)	(57,242)	(85,479)	(74,786)	(38,892)	(43,808)
Add: Fixed charges	3,213	7,963	7,846	7,904	7,938	3,971	3,951
Less: Capitalized interest	—	—	—	—	—	—	—

Earnings	($17,014)	($39,962)	($49,396)	($77,575)	($66,848)	($34,921)	($39,857)

Fixed Charges:
Interest Expense	2,954	7,225	7,127	7,121	7,136	3,569	3,530
Amortization of convertible notes offering cost	185	573	573	573	573	286	299
Estimated interest portion of rent expense	74	165	146	210	229	116	122

Total Fixed Charges	$3,213	$7,963	$7,846	7,904	7,938	3,971	3,951

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $20.2 million in 2000, $47.9 million in 2001, $57.2 million in 2002, $85.5 million in 2003, and $74.8 million in 2004. Earnings were insufficient to cover fixed charges by $38.9 million for the first six months of fiscal 2004 and by $43.8 million for the first six months of fiscal 2005.